FORM 6


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May , 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes  No X
                                           ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on May 6, 2002, (Statement No. 16-2002).

Exhibit 1

Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K








6th May 2002                               Statement No.  16 - 2002
                                           Contact Person: Mr. Klaus Nyborg, CFO


Postponement of quarterly report - 1st quarter 2002

     In continuation of our statement No. 2 - 2002 informing that the company's report for the first quarter of 2002 would be published on 15th May 2002, we hereby announce that among others the reconciliation to US GAAP has delayed the finalisation of the quarterly report hence the said report will be published on 31st May 2002.



Yours faithfully,
A/S Dampskibsselskabet TORM



Klaus Nyborg
CFO

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated:  May 6, 2002                                    By: /s/ Klaus Nyborg
                                                           ---------------------
                                                       Klaus Nyborg
                                                       Chief Financial Officer











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